Navidea Biopharmaceuticals, Inc.

5600 Blazer Parkway, Suite 200

Dublin, OH 43017

January 13, 2017

Via Edgar

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navidea Biopharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 5, 2016
File No. 001-35076

Dear Ms. Hayes:

We have received your comments to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by Navidea Biopharmaceuticals, Inc. (the “Company”), set forth in your letter dated December 30, 2016 (the “Comment Letter”). We respectfully respond to the comments set out in the Comment Letter as set forth below. For your convenience, we have repeated the text of your comments, followed by our response. In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

General

1. Please clearly describe all substantial interests in the matters to be acted on by each person who has been an officer or director of Navidea at any time since the beginning of the last fiscal year, as required by Item 5 of Schedule 14A. Please include this disclosure prominently in both your Summary and Background. Your disclosure should address, but is not limited to, the following:

•	The affiliation of any officer or director with Platinum-Montaur Life Sciences LLC or any of its affiliates, including any of the Platinum entities that are party to the Platinum Loan Agreement, including any transactions between such officers and directors and the Platinum entities;

•	Any interest that any officer or director has in repayment of the Platinum Loan Agreement, including, but not limited to, describing and quantifying the amount that Dr. Michael Goldberg will receive based on his 15% interest in the Platinum Loan Agreement; and

•	Details of the cash bonus that Dr. Goldberg is entitled to if shareholders do not approve the 2016 Stock Incentive Plan.

Response:

The Company has described all substantial interests in the matters to be acted on by each person who has been an officer or director of Navidea at any time since the beginning of the last fiscal year. Please see page 27 of the Revised Preliminary Proxy Statement. Please be advised supplementally that the proposal to approve the Company’s 2016 Stock Incentive Plan has been eliminated from the Revised Preliminary Proxy Statement. The Company intends to present this proposal to its shareholders in the future. The disclosures regarding the Company’s executive compensation information require significant updates with the recent change in the calendar year. At this time, the Company’s primary focus is on seeking approval of the Asset Purchase Agreement with Cardinal Health 414, LLC.

The Asset Sale, page 11

2. Please revise your disclosure in this section and in the Background section to provide a materially complete description of the reasons for the use of the sale proceeds to repay the Platinum Loan Agreement. In your disclosure, please include all relevant discussions relating to repayment of the Platinum Loan Agreement, including the parties involved in the discussions and any affiliation of such parties with Platinum, and the reasons for repaying the loan even though it is not in default.

Response:

The Company has revised the disclosure in this section and in the Background section to provide a materially complete description of the reasons for the use of the sale proceeds to repay the Platinum Loan Agreement. Please be advised supplementally that there were no discussions with Platinum relating to repayment of the Platinum Loan Agreement.

Background of the Asset Sale, page 20

3. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the parties present at the meetings, the material issues discussed, the key negotiated terms, and the positions taken by those involved. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	The background of the Platinum Loan Agreement and any discussions relating to the use of proceeds to repay the loan, including all parties involved in such discussions and a description of their affiliation with Platinum, as applicable;

•	The particular events of default cited by CRG under the CRG Loan Agreement;

•	Why the company decided not to pursue a royalty-based financing to refinance the CRG debt;

•	The other strategic alternatives considered by the Board and how and why the Board decided to pursue the asset sale;

•	Consideration of potential parties for the acquisition aside from Cardinal Health; and

•	The negotiation of particular terms of the agreement, including the restriction on the company’s ability to solicit or engage in discussions with a third party regarding alternative transactions.

Response:

The Company has revised this section to describe in greater detail the background of the transaction. Please see pages 20 through 24, inclusive, of the Revised Preliminary Proxy Statement.

4. We note the disclosure on page 21 that senior management discussed with Evercore/ISI a list of comparable transactions going back over the past twenty years “to gain a better understanding of what would constitute a fair multiple for the potential Cardinal transaction.” Please note that for any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement you must provide the information required by Item 1015(b) of Regulation M-A. See Item 14(b)(6) of Schedule 14A. Please revise to provide such disclosure or tell us why you believe it is not required.

Response:

The Company has removed reference to Evercore/ISI. Please be advised supplementally that Evercore/ISI did not receive any compensation or provide any report, opinion or appraisal.

*              *              *

The Company acknowledges that it is responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding any of the foregoing, please contact Kevin W. Waite, Moomjian, Waite & Coleman, LLP, 100 Jericho Quadrangle, Jericho, NY 11753, telephone (516) 937-5900, and fax (516) 937-5050.

Thank you for your assistance.

Sincerely,
NAVIDEA BIOPHARMACEUTICALS, INC.
/s/ Michael M. Goldberg, M.D.
______________________________________
Michael M. Goldberg, M.D.
President and Chief Executive Officer